82-3470

02 MAY 14 AM 10: 36

ITC Limited

Registered Office
Virginia House
37 J. L[redacted]
Teleph
Fax: 9

02034147

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Disclosure under the SEBI (Prohibition of Insider Trading) Regulations, 1992, as amended ('Regulations')

Enclosed please find a statement of shareholding in the Company of its Officers, including Directors, as on 31st March, 2002, as required under the Regulations. The above referred statement has been prepared on the basis of disclosures received from such Officers.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

5/20

FMCG & TOBACCO • HOTELS • PAPERBOARDS & PACKAGING • AGRI-BUSINESS

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Statement of Shareholding of Officers in the Company as on 31st March, 2002

Sl. No	Name of Officer	Designation	No. of Ordinary Shares of the Company held singly and / or jointly.
1	Mr. Y. C. Deveshwar	Chairman & Wholetime Director	3,756
2	Mr. S. S. H. Rehman	Wholetime Director	Nil
3	Mr. A. Singh	Wholetime Director	800
4	Mr. K. Vaidyanath	Wholetime Director	768
5	Mr. C. R. Green	Non-Executive Director	Nil
6	Mr. Y. P. Gupta	Non-Executive Director	Nil
7	Mr. M. V. Muthu	Non-Executive Director	Nil
8	Mr. A. Prasad	Non-Executive Director	Nil
9	Mr. P. B. Ramanujam	Non-Executive Director	Nil
10	Dr. B. Sen	Non-Executive Director	Nil
11	Mr. J. B. Stevens	Non-Executive Director	Nil
12	Dr. Ram S. Tarneja	Non-Executive Director	328
13	Mr. R. Vasudevan	Non-Executive Director	Nil
14	Mr. B. Vijayaraghavan	Non-Executive Director	Nil
15	Mr. A. A. F. Rodrigues	Alternate to Mr. C. R. Green	Nil
16	Mr. B. B. Chatterjee	Executive Vice-President & Company Secretary	256

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

7th May, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Amalgamation of ITC Bhadrachalam Paperboards Limited with ITC Limited

Further to our letter dated 13th March, 2002, we write to advise that the Company on 6th May, 2002, has allotted 20,96,982 Ordinary Shares of Rs.10/- each in the ratio of 1 (One) fully paid-up Ordinary Share of Rs.10/- each of the Company for every 16 (Sixteen) fully paid-up Equity Shares of Rs.10/- each held in ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) to the members of the ITC Bhadrachalam, in terms of the Scheme of Amalgamation of ITC Bhadrachalam with the Company.

ITC Limited

Consequently, with effect from 6th May, 2002, the Issued and Subscribed Share Capital of the Company stands increased from Rs.245,41,49,040/- divided into 24,54,14,904 Ordinary Shares of Rs.10/- each to Rs.247,51,18,860/- divided into 24,75,11,886 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.